1933 Act File No. 2-90946
                                                  1940 Act File No. 811-4015

                                      SECURITIES AND EXCHANGE COMMISSION

                                            Washington, D.C. 20549

AMENDED NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE
INVESTMENT COMPANY ACT OF 1940.

                                        Eaton Vance Mutual Funds Trust
                 (formerly Eaton Vance Government Obligations Trust)
                                          (Exact Name of Registrant)

                                       AMENDED NOTIFICATION OF ELECTION

        The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects on behalf of its series listed below to commit itself to pay in cash all redemptions by a holder of record of an interest in the registrant, limited in amount with respect to each holder during any 90-day period to the lesser of (i) $250,000, or (ii) one percent of the net asset value of the registrant at the beginning of such period, as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election. This notice amends the prior election of registrant filed October 13, 1993.

        The series for which the Trust's foregoing election is made applicable are limited to: EV Traditional Government Obligations Fund, EV Marathon Government Obligations Fund, EV Classic Government Obligations
Fund, EV Marathon Strategic Income Fund, EV Classic Strategic Income Fund,
EV Marathon High Income Fund, EV Classic High Income Fund, Eaton Vance Cash Management Fund, Eaton Vance Liquid Assets Fund, Eaton Vance Money Market
Fund and Eaton Vance Tax Free Reserves.

                                                   SIGNATURE

        Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Boston and the Commonwealth of Massachusetts on the 26th day of October, 1995.


                                        EATON VANCE MUTUAL FUNDS TRUST


                                         By  /s/ H. Day Brigham, Jr.
                                              Vice President


Attest:  /s/Janet E. Sanders

        Assistant Secretary